BAKER & MCKENZIE
貝克·麥堅時律師事務所

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[redacted]

08004395

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August 15, 2008

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated August 12, 2008, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2336 or 011-852-2846-1607 or by facsimile at 011-852-2845-0476. On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Chun-Hui Lin / Ingrid Chiu

Encl.

PROCESSED
AUG 2 0 2008
THOMSON REUTERS

ANDREW J.L. AGLIONBY
BRIAN BARRON
EDMOND CHAN
ELSA S.C. CHAN
RICO W.K. CHAN
BARRY W.M. CHENG
MILTON CHENG
DEBBIE F. CHEUNG
CHEUNG YUK-TONG
P.H. CHIK***
ROSSANA C. M. CHU
STEPHEN R. ENO*
DAVID FLEMING
ANTHONY JACOBSEN***
SUSAN KENDALL
DOROTHEA KOO
WILLIAM KUO
HARVEY LAU***
ANGELA W.Y. LEE**
LAWRENCE LEE
NANCY LEIGH
CHEUK YAN LEUNG
JACKIE LO***
ANDREW W. LOCKHART
LOO SHIH YANN
JASON NG
MICHAEL A. OLESNICKY
ANTHONY K.S. POON*
GARY SEIB
JACQUELINE SHEK
CHRISTOPHER SMITH***
DAVID SMITH
MARTIN TAM
TAN LOKE KHOON
PAUL TAN
POH LEE TAN
CYNTHIA TANG**
KAREENA TEH
KAREN TO
TRACY WUT
RICKY YIU
PRISCILLA YU
REGISTERED FOREIGN LAWYERS
JENNIFER JIA CHEN (NEW YORK)
SCOTT D. CLEMENS (NEW YORK)
STANLEY JIA (NEW YORK)
ANDREAS W. LAUFFS (NEW YORK)
WON LEE (NEW YORK)
FLORENCE LI (NEW YORK)
BEATRICE M. SCHAFFRATH (NEW YORK)
MARCO MARAZZI (ITALY)
ALLEN TZO CHING SHYU (ILLINOIS)
JOSEPH T. SIMONE (CALIFORNIA)
BRIAN SPIRES (MARYLAND)
HOWARD WU (CALIFORNIA)
WINSTON K.T. ZEE (WASHINGTON, DC)
DANIAN ZHANG (WASHINGTON, DC)

*Notary Public
**China-Appointed Attesting Officer
***Non-Resident in Hong Kong

Baker & McKenzie, a Hong Kong Partnership, is a member of Baker & McKenzie International, a Swiss Verein.

<u>Annex 1</u>

A List of Documents Made Public in connection with the Listing since last submission on August 12, 2008:

1. Re-election, Appointment, Resignation and Retirement of Directors and Supervisors, released on August 14, 2008.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華電國際電力股份有限公司

HUADIAN POWER INTERNATIONAL CORPORATION LIMITED*

*(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "**PRC**"))*

(Stock code: 1071)

RE-ELECTION, APPOINTMENT, RESIGNATION AND RETIREMENT OF DIRECTORS AND SUPERVISORS

Reference is made to (a) the circular dated 14 May 2008 of Huadian Power International Corporation Limited* (the "**Company**"); (b) the notice of the annual general meeting for the year ended 31 December 2007 (the "**AGM**") of the Company dated 14 May 2008 (as amended by the supplemental notice of AGM dated 16 June 2008) (collectively, the "**Notice of AGM**"); and (c) the announcement of the voting results of the AGM dated 30 June 2008. Unless otherwise stated, terms used in this announcement shall have the same meanings as defined in the Notice of AGM.

The Board is pleased to announce that the re-election, appointment, resignation and retirement of the following Directors and Supervisors became effective from the conclusion of the AGM, which was held on Monday, 30 June 2008:

Re-election and Appointment of Directors:

Mr. Chen Feihu	Re-elected as non-executive Director
Mr. Chen Jianhua	Re-elected as executive Director
Ms. Wang Yingli	Re-elected as non-executive Director
Mr. Chen Bin	Re-elected as non-executive Director
Mr. Zhong Tonglin	Re-elected as executive Director
Mr. Zhao Jinghua	Re-elected as independent non-executive Director
Mr. Ding Huiping	Re-elected as independent non-executive Director
Mr. Wang Chuanshun	Re-elected as independent non-executive Director
Mr. Hu Yuanmu	Re-elected as independent non-executive Director
Mr. Yun Gongmin	Elected as non-executive Director
Mr. Meng Fanli	Elected as non-executive Director
Mr. Chu Yu	Elected as non-executive Director

Resignation/retirement of Directors:

Mr. Cao Peixi	Resigned as non-executive Director
Mr. Zhu Chongli	Retired as non-executive Director
Mr. Peng Xingyu	Retired as non-executive Director

Appointment of Supervisors:

Mr. Li Xiaopeng	Elected as Supervisor
Mr. Peng Xingyu	Elected as Supervisor
Ms. Zheng Feixue	Re-elected as Supervisor (appointed by the employees of the Company)

Retirement of Supervisors:

Mr. Feng Lanshui	Retired as Supervisor
Mr. Li Changxu	Retired as Supervisor

The biographical details of the newly appointed Directors and Supervisors are set out below:

DIRECTORS

Mr. Yun Gongmin, Chinese, aged 57, graduated from the Heat Energy Engineering Department of Tsinghua University majoring in Auto Manufacturing. He is currently the general manager of China Huadian Corporation. Mr. Yun has served as Deputy Chairman of the board of directors and Chairman of Labor Union of Shenhua Group Corporation Limited and a Non-executive Director of China Shenhua Energy Company Limited, which is listed on the Hong Kong Stock Exchange (stock code: 1088). Mr. Yun has also served as Vice General Secretary of Shanxi Provincial Committee of the Communist Party of China (the "**CPC**"), Director of the Publicity Department of Shanxi Provincial Committee of CPC, a member of the Standing Committee of Shanxi Provincial Committee of CPC, General Secretary of Taiyuan Municipal Committee of CPC, Vice Governor of Shanxi Province, Vice President of the Inner Mongolia Autonomous Region, Assistant to the President of the Inner Mongolia Autonomous Region, Chief of Yikezhao Banner of Inner Mongolia and General Secretary of Yikezhao Banner Committee of CPC and Director of the Working Committee of the NPC, Yikezhao Banner. Mr. Yun has over 30 years of experience in government administration and industry management.

Mr. Meng Fanli, Chinese, 42, born in August 1965, a professor and Ph.D., is currently serving as the Vice Chairman and General Manager of Shandong Luxin Investment Holdings Group Co., Ltd., and Chairman of Shandong International Trust Corporation. Mr. Meng graduated from Nankai University, having 21 years' experience in accounting education, operation management and securities financing. He had also served as Deputy Head and Head of Accounting Department of Shandong Finance Institute; Deputy Head of Financial Department of Shandong Province; Vice Chairman and General Manager of

Shandong Luxin Investment Holdings Group Co., Ltd., as well as Chairman of Shandong International Trust Corporation.

Mr. Chu Yu, Chinese, 44, born in August 1963, an engineer, is currently serving as Deputy Head (in charge) of Financial Management Department of China Huadian Corporation. Mr. Chu graduated from Shanghai University of Electric Power with 23 years' experience in electricity management. He started his career in Yangzhou Power Plant of Jiangsu province in 1985 and served as technician, Deputy Head and Head of chemical workshop; In addition, he had also served as Deputy General Manager and General Manager of Yangzhou Power Generation Co., Ltd., Head of Production Department of China Huadian Corporation Jiangsu Branch, Deputy Head of Marketing Department and Deputy Head of Financial Management Department of China Huadian Corporation.

SUPERVISORS

Mr. Li Xiaopeng, Chinese, 35, born in March 1973, a senior economist with master degree, is currently the Manager of Infrastructure Fund Management Department of Shandong International Trust Corporation. Mr. Li has been working in Shandong International Trust Corporation since he started his career in 1995. He had in succession served as project manager of Fund Comprehensive Finance Department, operation manager of Fund Loan Management Department, Deputy Manager and Manager of Fund Finance Department, and Manager of Infrastructure Fund Management Department. Mr. Li has extensive experience in fund, investment, financing and securities.

Mr. Peng Xingyu, Chinese, 46, born in February 1962, is a senior accountant with a master's degree and is currently a director of the Company and Chief Auditor of China Huadian Corporation. He is also the Chairman of Hunan Huadian Changsha Power Generation Co., Ltd., a director of Huadian Coal Industry Group Company Limited and a director of Huadian Fujian Power Generation Co., Ltd.. Mr. Peng graduated from Wuhan University and commenced his job career in 1981. He has 27 years' experience in the industries of electric power generation, operation and capital management. Mr. Peng had worked at Huazhong Electric Power Management Bureau, China Huazhong Electric Power Group Company and Hubei Electric Power Company.

The term of office of each Director and Supervisor is 3 years from their date of appointment.

The Directors (except the independent non-executive Director) and Supervisors will not receive any remuneration from the Company in respect of their services as Director or Supervisor (as applicable). The Board is authorized by the Shareholders in the AGM to

determine and finalize the emoluments of the independent non-executive Directors.

As at the date of this announcement, none of the Directors and Supervisors has any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

Except as disclosed above, in relation to the appointment of Directors and Supervisors, none of the Directors and Supervisors held any directorship of any listed public company in the last three years, and none of them currently holds any position in any other members of the Company's group. Further, none of them has any relationship with any other Directors, Supervisors, senior management or substantial or controlling Shareholder(s).

Except as disclosed above, there are no other matters that in the Company's opinion are required to be brought to the attention of the Shareholders in accordance with Rule 13.51(2) of the Hong Kong Listing Rules.

Mr. Zhu Chongli, due to expiration of his term of office, retired as a Director of the Company with effect from the conclusion of the AGM. Mr. Zhu has confirmed to the Company that he has no disagreement with the Board and is not aware of any matters about the Company that need to be brought to the attention of the Shareholders.

Mr. Peng Xingyu, due to expiration of his term of office and work reallocation, retired as a Director of the Company with effect from the conclusion of the AGM. Mr. Peng has confirmed to the Company that he has no disagreement with the Board and is not aware of any matters about the Company that need to be brought to the attention of the Shareholders.

Mr. Feng Lanshui and Mr. Li Changxu, both due to expiration of their term of office, retired as Supervisors of the Company with effect from the conclusion of the AGM. Each Mr. Feng and Mr. Li has confirmed to the Company that he has no disagreement with the Board and is not aware of any matters about the Company that need to be brought to the attention of the Shareholders.

The Company takes this opportunity to express its gratitude for Mr. Zhu, Mr. Peng, Mr. Feng and Mr. Li's contributions towards the Company.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Company Secretary

As at the date hereof, the Board comprises:

Yun Gongmin (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Meng Fanli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Chu Yu (Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Ding Huiping (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
14 August, 2008

* *For identification purposes only*

END